UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
9 July 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Manas Petroleum Corporation

File No. 333-107002 -- CF# 29217

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Manas Petroleum Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 4, 2013, as amended on June 28, 2013.

Based on representations by Manas Petroleum Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 27, 2013
Exhibit 10.2	through September 27, 2013
Exhibit 10.3	through September 27, 2013
Exhibit 10.4	through September 27, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary